Linktone Reports Unaudited Fourth Quarter and
Fiscal 2006 Financial Results

SHANGHAI, China, March 8, 2007 — Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.

Results for the Fourth Quarter

•	The Company recorded revenues of $14.0 million, compared with $19.6 million in the third quarter of 2006 and $20.6 million in the fourth quarter of 2005.

•	GAAP net income of $0.4 million, compared with $1.0 million in the third quarter of 2006 and $1.5 million in the fourth quarter of 2005.

•	GAAP net income per fully diluted American Depositary Share (ADS) of $0.02, compared with $0.04 for the third quarter of 2006 and $0.05 for the fourth quarter of 2005.

•	Non-GAAP net income of $0.8 million, compared with $1.4 million in the third quarter of 2006 and $1.9 million in the fourth quarter of 2005.

•	Non-GAAP net income per fully diluted ADS of $0.03 compared with $0.05 in the third quarter of 2006 and $0.07 in the fourth quarter of 2005.

•	The Company recorded advertising service revenues of $0.3 million, compared with $0 million in the third quarter of 2006 and the fourth quarter of 2005.

Results for Fiscal Year 2006

•	Gross revenues increased 8% to $79.8 million from $73.6 million in fiscal 2005.

•	Net income decreased 45% to $6.8 million from $12.4 million in fiscal 2005.

•	GAAP net income per fully diluted ADS of $0.26, a decrease from $0.45 in fiscal 2005.

•	Non-GAAP adjusted fully diluted earnings per ADS of $0.32 compared to $0.53 in fiscal 2005.

Chief Executive Officer Michael Li said, “Although our revenues for the quarter were impacted by the regulatory environment for wireless service providers, we were able to generate positive net income of $0.4 million for the quarter. In addition, during the quarter we made significant efforts to reduce operating expenditures and bring them in line with the current and near-term wireless value added services (WVAS) market environment. Towards the latter part of 2006, Linktone began aggressively pursuing key investments and partnerships in the entertainment and media space. Moving into 2007, we will continue to build on these initiatives and bolster Linktone’s wireless leadership position in interactive multimedia entertainment. By combining the power of Linktone’s wireless platform expertise with our partnerships with industry leaders in television, print media and radio, our goal is to deliver high quality services that will capitalize on Chinese consumers growing demand for interactive entertainment.”

“We expect our future growth to be driven by the expansion of our cross media assets and distribution channels and the integration and coordination of such efforts across our operating groups. Our television partners’ viewer demographics are very strong and combined with our existing core competence, Linktone today can penetrate a large group of households in China, providing us with a strategic entry point to build our advertising revenue based on our cross media strategy.”

Fourth Quarter Net Income

Linktone’s net income for the fourth quarter was $0.4 million, or $0.02 per fully diluted ADS, compared with $1.0 million, or $0.04 per ADS, for the third quarter of 2006 and $1.5 million, or $0.05 per fully diluted ADS, for the fourth quarter of 2005.

The Company attributes the decrease in GAAP net income for the fourth quarter compared with the previous quarter primarily to a decline in WVAS revenue, increased expenditures relating to cost sharing arrangements for production and third party distribution of television programs such as the TV Show “China Vision” with Zhongbang Culture Media (ZCM), a subsidiary of Shandong Satellite TV Station, and certain marketing programs for our existing wireless services which failed to produce the anticipated top line revenue.

Fourth Quarter Revenue Mix

Linktone’s fourth quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), and non-WVAS.

Data-related services revenue was $9.2 million, representing 66% of total revenues, compared with $13.0 million or 66% for the third quarter of 2006. The sequential decline in revenue was primarily due to the continuing impact of policy changes announced by China’s mobile operators in July 2006. These new policies are described in more detail in our prior release for our unaudited financial results for the third quarter of 2006. Data-related service breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 46% of total gross revenues, compared with 52% for the third quarter of 2006. SMS revenue was $6.4 million for the fourth quarter 2006, compared with $10.3 million for the third quarter of 2006.

•	Multimedia Messaging Services (MMS) revenue represented 11% of total gross revenues compared with 7% for the third quarter of 2006. MMS revenue was $1.5 million for the fourth quarter of 2006, compared with $1.3 million for the third quarter of 2006.

•	Wireless Application Protocol (WAP) revenue represented 6% of total gross revenues compared with 4% for the third quarter of 2006. WAP revenue was $0.9 million for the fourth quarter of 2006, compared with $0.9 million for the third quarter of 2006.

•	Java gaming (Java) revenue represented 3% of total gross revenues compared with 3% for the third quarter of 2006. Java revenue was $0.4 million for the fourth quarter of 2006, compared with $0.5 million for the third quarter of 2006.

Audio related services accounted for 29%, or $4.1 million of total revenues, compared with 32% or $6.3 million for the third quarter of 2006. The sequential decline was in-line with the reduction in promotional activities. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue decreased to 19% of total gross revenues compared with 24% for the third quarter of 2006. IVR revenue was $2.7 million for the fourth quarter of 2006, compared with $4.8 million for the third quarter of 2006.

•	Color Ring-Back Tones (CRBT) revenue increased to 10% of total gross revenues compared with 8% for the third quarter of 2006. CRBT revenue was $1.4 million for the fourth quarter of 2006, compared with $1.5 million for the third quarter of 2006.

Non-WVAS revenue accounted for 5%, or $0.7 million of total revenues in the fourth quarter of 2006 compared with 2%, or $0.3 million for the third quarter of 2006. The increase is predominately due to advertising service revenues in the fourth quarter of 2006, and casual games related revenues in the third quarter of 2006.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the fourth quarter of 2006 include the following:

•	Gross margin was 62.5% of net revenues, or gross revenues minus business tax, compared with 61% for the third quarter of 2006 and 58% for the fourth quarter of 2005. The sequential increase was due to lower revenue share payments to business partners as there were no major joint projects that took place during the quarter, partially offset by higher costs from producing and distributing television programs which failed to produce the anticipated top line revenue.

•	Operating loss was 0.6% of net revenues, compared with operating profit margin of 4% for the third quarter of 2006 and 7% in the fourth quarter of 2005. The sequential decrease was primarily due to the reduced efficiency and effectiveness of advertising and promoting existing wireless services in a competitive environment.

•	Operating expenses totaled $8.5 million, compared with $10.8 million in the third quarter of 2006 and $10.0 million for the fourth quarter of 2005. The sequential cost reduction was primarily attributed to a reduction in headcount, and other operating related expenses.

•	Selling and marketing expenses were $4.7 million, compared with $6.0 million for the third quarter of 2006 and $4.9 million for the fourth quarter of 2005. The sequential decrease is due to reduction in promotion expenses and marketing initiatives which failed to generate satisfactory returns.

•	Product development expenses were $1.5 million, compared with $1.8 million for the third quarter of 2006 and $2 million for the fourth quarter of 2005. The decrease is primarily due to a reduction in head count.

•	Other general and administrative expenses were $2.3 million, compared with $3.0 million for the third quarter of 2006 and $3.2 million for the fourth quarter of 2005. The decrease is primarily due to aggressive general and payroll related expense reductions.

•	Income tax benefit was $0.06 million, compared with income tax expense of $0.3 million for the third quarter of 2006 and $0.5 million for the fourth quarter of 2005. This is primarily due to a reduction in the applicable tax rate for one of our profitable subsidiaries from 13.5% to 10% for 2006 following its designation as one of the top China National software enterprises in January 2007.

•	Cash and cash equivalents, as well as short-term investments available for sale totaled $52.5 million, compared with $46.9 million for the third quarter of 2006. Cash flow generated from operations totaled $5.1 million. The increase was due to tax refunds received and more efficient cash collections from operators for revenue earned in prior quarters, partially offset by the remaining payment for establishing a joint venture with Chinese Youth League.

•	Days of sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 142 days as of the end of the fourth quarter, compared with 126 days at September 30, 2006.

Fiscal Year 2006

The Company’s gross revenues rose 8% for fiscal year 2006 to $79.8 million, compared to the $73.6 million reported for 2005. The increase was mainly achieved in the first half of the year. Revenue declined in the second half of the year following implementation of new mobile operator policies beginning in July of 2006. Gross profit margin remained unchanged at 62% in 2005 and 2006.

Full-year net income under GAAP was $6.8 million, or $0.26 per fully diluted ADS, compared with $12.4 million, or $0.45 per fully diluted ADS, for fiscal 2005. Excluding the effect of non-cash stock-based compensation, non-GAAP adjusted net income for 2006 was $8.3 million, or $0.32 per fully diluted ADS, compared with $14.5 million, or $0.53 per fully diluted ADS, for 2005.

The decline in net income was mainly due to an increase in marketing spending during a competitive and challenging regulatory environment as well as costs incurred in connection with Linktone’s restructuring plan in the first quarter of 2006. Our marketing spending increased by 54% from $14.7 million in fiscal 2005 to $22.7 million in fiscal 2006 in order to maintain our market share and leadership position in the sector.

Chief Financial Officer Colin Sung added, “We were able to effectively control expenses following a tough regulatory operating environment in the second half of 2006. Despite a revenue shortfall, we managed to achieve positive net profit through reductions in sales and marketing, payroll and other administrative expenses.”

“We believe that the traditional wireless business has and will continue to be a solid foundation for Linktone from both a financial and strategic standpoint. Our new focus will be an aggressive rollout of wireless services with our new satellite television partners. This will provide us with unique content and distribution channels that offer strong revenue potential in areas of content distribution and advertising. Making these significant investments to be a long term leader in the wireless media market is necessary and will position us very well for the anticipated launch of 3G and eventually mobile television.”

Recent Business Highlights

•	Exclusive Partnership with Hainan Satellite (‘Travel Channel China”). Linktone has agreed to serve as the exclusive partner to Hainan Satellite providing interactive wireless value added services for all its television programming. In addition, Linktone will provide product development, technical support, as well as 24-hour customer service support for Hainan Satellite.

•	Cooperation Agreement with Chinese Youth League Internet, Film and Television Center. Linktone, through an affiliate entity Shanghai Lingyu Culture and Communication Ltd., will have exclusive rights to sell advertising for Qinghai Satellite Television.

SHARE Repurchase Program

On August 7, 2006, the Company’s shareholders voted to approve a new $20 million stock repurchase program. During the fourth quarter, the Company repurchased 281,911 ADSs in the open market for an aggregate purchase amount of approximately $1.4 million. The Company may also anticipate making additional repurchases for approximately 12-15 months in a manner consistent with market conditions, the Company’s corporate strategy and the interests of its shareholders.

The timing and dollar amount of repurchase transactions will be determined by the board and will be subject to Securities and Exchange Commission Rule 10b-18 requirements. Purchases during “blackout periods” under the company’s insider trading policy will be effected pursuant to Rule 10b5-1. Linktone plans to fund repurchases made under this program from available working capital. As of December 31, 2006, Linktone had 23,921,593 ADSs outstanding.

First Quarter 2007 Outlook

For the first quarter ending March 31, 2007, Linktone expects gross revenue to be approximately $14.5 to $15.5 million. The Company anticipates GAAP net loss in the first quarter of 2007 to be approximately $0.13 to $0.15 per ADS, before considering the potential effect of any new accounting standards or tax regulations, such as FIN 48.

The Company will be required to adopt FIN 48 Accounting for Uncertainty in Income Taxes which became effective for the Company on January 1, 2007. The Company is currently evaluating the impact of its adoption of FIN 48 and has not yet determined the effect on its earnings or financial position beginning January 1, 2007. Such impact could result in significant adjustments to our first quarter of 2007 and future earnings.

Full Year 2007 Outlook

Michael Li concluded, “Since the second half of 2006, we have made substantial investments in expanding our media partnerships and assets, particularly in China’s television industry. Our focus in 2007 will be to expand our distribution assets and strategic partnerships in both traditional and new media and to extend Linktone’s leadership by capitalizing on the growing opportunities in the interactive programming, advertising and mobile television markets. Our leadership position in converging wireless and television programming has provided us with access to unique content and distribution channels.”

“In 2007, Linktone plans to invest approximately $15 million in programming and distribution initiatives to bolster the company’s interactive wireless cross media strategy. As a result of these investments, we expect to be operating at a loss for the next 2-3 quarters, but expect to return to earnings growth towards the end of the year and believe that this will result in long-term value and growth for our shareholders in 2008 and beyond.”

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. All diluted per-share computations for the fourth quarter were based on 24.2 million weighted average ADSs outstanding on a fully-diluted basis. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month and year-end periods of 2006 and 2005, respectively, located after the financial statements.

2006 AUDIT PROGRESS AND SARBANES-OXLEY ACT SECTION 404 UPDATE

The unaudited financial information disclosed above is preliminary. The audit of the financial statements to be included in our annual report the year ended December 31, 2006 is still in progress. In addition, because management assessment of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of our 2006 fiscal year.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this un-audited financial information.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss fourth quarter and 2006 financial results and first quarter 2007 business outlook at 8:00 a.m. ET on March 8, 2007 (9:00 p.m. Beijing/Hong Kong time on February March 8, 2007). The dial-in numbers for the call are 877-502-9272 for U.S. callers and 913-981-5581 for international callers.

A phone replay of the call will be available from March 8, 2007 to March 22, 2007). To access this replay, U.S. callers should dial 888-203-1112 and enter code number 4113622; international callers should dial 719-457-0820 and enter the same code number. Also, a webcast of this call will be available live and archived on the Linktone website at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: changes in the policies of the PRC Ministry of Information Industry and/or the mobile operators in China or in the manner in which the operators interpret and enforce such policies; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships including its cooperation with Hainan Satellite, Shandong Satellite, or the Chinese Youth League Internet, Film and Television Center; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente/E.E. Wang The Piacente Group, Inc. Tel: 212-481-2050 Email: ee@tpg-ir.com

}	LINKTONE LTD.
}	CONSOLIDATED BALANCE SHEETS
}	(In U.S. dollars, except share data)
¡¡			December 31,		December 31,
			2005		2006
¡¡			(audited)		(unaudited)
—
Assets				¡¡	¡¡

Current assets:				¡¡	¡¡

Cash and cash equivalents			36,252,678		51,445,086

Short-term investments			41,580,530		1,012,230

Accounts receivable, net			15,945,662		12,282,019

Tax refund receivable				2,131,128	784,506

Deposits and other receivables				5,136,949	3,813,562

Deferred tax assets				811,014	1,020,608

Total current assets			101,857,961		70,358,011

¡¡				¡¡	¡¡
—
Property and equipment, net				3,565,446	2,852,735

Intangible assets				2,234,185	2,162,993

Goodwill			10,171,219		16,518,898

Deferred tax assets				1,051,469	691,321

Other long-term assets				—	5,475,631

¡¡				¡¡	¡¡
—
Total assets			118,880,280		98,059,589

¡¡				¡¡	¡¡
—
Liabilities and shareholders’ equity				¡¡	¡¡

Current liabilities:				¡¡	¡¡

Tax payable				5,898,782	3,011,537

Accrued liabilities and other payables			11,886,705		5,109,264

Deferred income				93,327	158,142

Deferred tax liabilities				881,279	576,600

Total current liabilities			18,760,093		8,855,543

¡¡				¡¡	¡¡
—
Long-term liabilities				¡¡	¡¡

Other long term liabilities				30,276	55,203

¡¡				¡¡	¡¡
—
Total liabilities			18,790,369		8,910,746

¡¡				¡¡	¡¡
—
Shareholders’ equity				¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 257,317,900 and 239,215,930 shares issued and
outstanding as of December 31, 2005 and December 31, 2006)				25,732	26,087

Additional paid-in capital			78,674,885		77,041,914

Treasury stock				—	(11,362,575)

Statutory reserves				2,007,776	2,007,776

Accumulated other comprehensive income/(loss):				¡¡	¡¡

Unrealized loss on investment in marketable securities				(95,979)	(191,308)

Cumulative translation adjustments				822,816	2,396,750

Retained earnings			18,654,681		19,230,199

Total shareholders’ equity			100,089,911		89,148,843

¡¡				¡¡	¡¡
—
Total liabilities and shareholders’ equity			118,880,280		98,059,589

	LINKTONE LTD.
	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
	(In U.S. dollars, except share data)

¡¡			¡¡
—
¡¡	Three months ended			Twelve months ended
—
¡¡	December 31,	September 30,	December 31,	December 31,	December 31,

	2005	2006	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)

Gross revenues	20,582,875	19,641,841	13,974,549	73,608,603	79,841,694

Business tax	(901,259)	(789,984)	(480,017)	(3,121,347)	(3,305,544)

Net revenues	19,681,616	18,851,857	13,494,532	70,487,256	76,536,150

Cost of services	(8,357,824)	(7,262,223)	(5,055,172)	(26,483,694)	(28,982,827)

Gross profit	11,323,792	11,589,634	8,439,360	44,003,562	47,553,323

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(1,951,980)	(1,784,676)	(1,523,506)	(6,229,976)	(7,372,074)

Selling and marketing	(4,856,652)	(5,952,193)	(4,707,658)	(14,719,763)	(22,728,906)

Other general and administrative	(3,211,739)	(3,033,535)	(2,291,404)	(11,786,995)	(11,789,984)

Total operating expenses	(10,020,371)	(10,770,404)	(8,522,568)	(32,736,734)	(41,890,964)

Income/(loss) from operations	1,303,421	819,230	(83,208)	11,266,828	5,662,359

Interest income	58,577	320,780	295,848	1,965,801	1,605,737

Other income	619,111	88,670	135,712	720,763	846,273

Income before tax	1,981,109	1,228,680	348,352	13,953,392	8,114,369

Income tax benefit/(expense)	(513,425)	(283,623)	55,283	(1,504,329)	(1,267,183)

Minority interest	—	17,505	—	—	(54,595)

Net income	1,467,684	962,562	403,635	12,449,063	6,792,591

Other comprehensive income:	(89,614)	557,766	623,993	791,662	1,478,605

Comprehensive income	1,378,070	1,520,328	1,027,628	13,240,725	8,271,196

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—
Earning per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	0.01	0.00	0.00	0.05	0.03

Diluted	0.01	0.00	0.00	0.05	0.03

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—
Earning per ordinary ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	0.06	0.04	0.02	0.48	0.27

Diluted	0.05	0.04	0.02	0.45	0.26

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—
Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	258,584,920	255,841,065	239,315,460	257,020,040	253,850,193

Diluted	278,770,679	257,861,062	241,877,584	275,385,579	259,529,531

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—
Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	25,858,492	25,584,107	23,931,546	25,702,004	25,385,019

Diluted	27,877,068	25,786,106	24,187,758	27,538,558	25,952,953

		¡¡
	LINKTONE LTD.
	NON-GAAPRECONCILIATION
	(In U.S. dollars, except share data)

¡¡	¡¡

¡¡	Three months ended			Twelve months ended
—
¡¡	December 31,	September 30,	December 31,	December 31,	December 31,

	2005	2006	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—
Net income	1,467,684	962,562	403,635	12,449,063	6,792,591

Stock based compensation expense	389,187	401,526	373,522	2,012,425	1,458,559

Adjusted net income	1,856,871	1,364,088	777,157	14,461,488	8,251,150

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—
Non-GAAP diluted earnings per share	0.01	0.01	0.00	0.05	0.03

Non-GAAP diluted earnings per ADS	0.07	0.05	0.03	0.53	0.32

Number of shares used in diluted per-share calculation	278,770,679	257,861,062	241,877,584	275,385,579	259,529,531

Number of ADSs used in diluted per-share calculation	27,877,068	25,786,106	24,187,758	27,538,558	25,952,953